2004 Management Information Circular
&
Notice of Annual General Meeting of Common Shareholders

Zi Corporation

Notice of Annual General Meeting
of Common Shareholders

Notice is hereby given that the annual general meeting of common shareholders of Zi Corporation will be held at The Metropolitan Conference Centre, The Royal Room at 333 - 4th Avenue S.W., Calgary, Alberta at 3:00 p.m. (Calgary time) on June 3, 2004 for the following purposes:

1.	To receive the annual report and the consolidated audited financial statements for the year ended December 31, 2003.
2.	To fix the Board of Directors at seven members.
3.	To elect the Board of Directors for the ensuing year.
4.	To appoint Deloitte & Touche, Chartered Accountants as the auditor for the ensuing year and to authorize the Board of Directors to fix their remuneration.
5.	To transact such other business as may properly come before the meeting.

Dated at the City of Calgary, in the Province of Alberta, effective this 15th day of April, 2004.

By order of the board of directors

“signed”
Michael E. Lobsinger
Chairman of the Board

NOTE:
It is desirable that as many shares as possible be represented at the meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible. To be valid, proxies must be delivered to Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least 48 hours prior to the meeting or any adjournment thereof.

Management Information Circular	Zi Corporation

Management Information Circular

Solicitation of proxies

This Management Information Circular is provided in connection with the solicitation of proxies by the board of directors (the “Board”) and the management of Zi Corporation (the “Corporation” or “Zi”) for the annual general meeting of the common shareholders of the Corporation (the “Meeting”) to be held on Thursday, June 3, 2004, at 3:00 p.m. (Calgary time) at the Royal Room at The Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, or at any adjournment thereof for the purposes set out in the accompanying notice of meeting. Unless otherwise stated, information contained in this Information Circular is given as at April 15, 2004 (the “Effective Date”).

The solicitation of proxies will be primarily by mail, but certain employees of Zi may also solicit proxies personally, by telephone, facsimile or personal interview. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses, clearing agencies, custodians, nominees, fiduciaries and other intermediaries to forward solicitation materials to the beneficial owners of common shares held as of the record date. Zi will pay these companies a reasonable fee for their services. The costs of solicitation will be borne by Zi.

Appointment and revocation of proxies

Michael E. Lobsinger and Dale Kearns have been selected by the management of the Corporation as management designees and have indicated their willingness to represent the shareholder who appoints them as proxy. A shareholder has the right to designate a person (who need not be a shareholder) other than Michael E. Lobsinger of Calgary, Alberta, and Dale Kearns of Bragg Creek, Alberta, to represent him or her at the Meeting. You may designate your own proxy by inserting the name of the designated person in the space provided on the Instrument of Proxy and deleting the names of the management designees, or you may complete another proper form of proxy. A shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the shareholder’s shares are to be voted. The form of proxy should be dated and executed by the shareholder or an attorney authorized in writing. If an attorney executed the proxy, attach proof of authorization.

To be valid, the proxy must be completed and delivered to Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least forty-eight (48) hours (excluding Saturdays and holidays) before the time of the Meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it any time before it is exercised, by delivering an instrument in writing executed by the shareholder or by his attorney authorized in writing, to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his or her shares.

Interest of certain persons and companies on matters to be acted upon

Other than as set forth herein or as previously disclosed by the Corporation, the Corporation is not aware of any material interest of any director, executive officer, proposed nominee for election as a director or any associate or affiliate of any of the foregoing in any matter, other than the election of directors, to be acted upon at the Meeting.

Advice to beneficial shareholders

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common

Management Information Circular	Zi Corporation

Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”) in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

Voting of proxies

All common shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot). Where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the common shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification, the management designees, if named as proxy, will vote in favour of the matters set out therein.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the notice of meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other

Management Information Circular	Zi Corporation

matters come before the Meeting, then the management designees intend to vote in accordance with the judgement of the management of the Corporation.

Voting shares and principal holders thereof

On April 15, 2004, the Corporation has an authorized capital consisting of an unlimited number of common shares, without nominal or par value, of which 39,527,560 are issued and outstanding.

Holders of common shares of record at the close of business April 22, 2004 (the “Record Date”) are entitled to vote their common shares at the Meeting on the basis of one vote for each common share held. If the holder transfers his or her shares after the close of business on the Record Date, and such transferee produces properly endorsed share certificates to the Secretary or Transfer Agent of the Corporation or otherwise establishes his or her ownership of the shares, at least ten (10) days prior to the Meeting, then the transferee may vote those shares.

The By-laws of the Corporation provide that two persons present in person holding or representing by proxy five (5%) percent of the issued common shares of the Corporation, shall constitute a quorum for the meeting in respect of holders of common shares.

To the knowledge of the Corporation, the following table sets forth as at the Effective Date the names of each of the persons or entities who beneficially hold, directly or indirectly, or exercise control or direction over more than ten percent (10%) of the voting rights attached to the issued and outstanding shares of the Corporation entitled to vote at the Meeting.

Name and municipality	Beneficial number of shares held	Percentage of total voting rights
Marty Steinberg, Receiver(1) Miami, Florida	19,407,364	49.1%
Michael E. Lobsinger Calgary, Alberta	4,126,100 (2)	10.4%

Note:
(1)

Marty Steinberg has represented to the Corporation that he is the court appointed Receiver of Lancer Management Group LLC, related entities to Lancer Management Group LLC and responsible person for other related parties that are currently debtors possession under a Chapter 11 case pending before United States courts. Marty Steinberg is a lawyer with and represented by the firm Hunton & Williams LLP of Miami, Florida. The information provided herein is based solely on a Schedule 13D (the “Schedule 13D”) filed on December 11, 2003 with the U.S. Securities and Exchange Commission by Marty Steinberg, Esq., as Receiver “Receiver”) of Lancer Management Group, LLC, Lancer Management Group II, LLC, Lancer Offshore, Inc., Lancer Partners, LSPV, Inc., LSPV, LLC, Omnifund, Ltd, G.H. Associates, Inc., and Alpha Omega Group (the “Receivership Entities”). In Schedule 13D the Receiver states that due to the poor condition of the records of the Receivership Entities he does not represent truthfulness or accuracy of the Schedule 13D and the Corporation takes no responsibility for the information provided herein based the Schedule 13D. The Corporation believes that a substantial portion of the common shares acquired by the Receivership Entities was acquired in violation of applicable securities laws and nothing herein should be taken as an admission that such shares may voted on any matter submitted to the shareholders of the Corporation.

(2)	Of which 550,700 common shares are held directly or beneficially by Mr. Lobsinger and 3,575,400 are held by Quarry Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger.

Particulars of matters to be acted upon

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying notice of Meeting.

A.         Management Report

The Board of the Corporation has approved all of the information in the report that accompanies this Management Information Circular, including the consolidated audited financial statements.

Management Information Circular	Zi Corporation

B.         Election of Directors

The Board currently consists of seven members. For this forthcoming year, it is proposed that the Board shall consist of seven (7) members Management therefore intends to place before the meeting, for approval, with or without modification, a resolution fixing the Board at seven (7) members for the ensuing year. It is the intention of the management designees, if named as proxy, to vote for the election of the persons set forth in the table below to the Board for the ensuing year. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Bylaws of the Corporation.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at the present time and during the preceding five (5) years, all positions and offices in the Corporation presently held by him, his municipality of residence, the date upon which he commenced serving as a director, and the number of voting common shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Name	Principal occupation	Position or office within Corporation	Year became a director	Number of shares beneficially owned at the Effective Date
Michael E. Lobsinger Calgary, Alberta	President of the Corporation from 1993 to 2000 Chief Executive Officer of the Corporation from 1993 to 2003, and director since 1987	Chairman of the Board and Director	1987	4,126,100 (4) 1,928,571 (5)
Derrick R. Armstrong(3) Calgary, Alberta	Lawyer Partner with Borden Ladner Gervais LLP since July 2002 Partner with Armstrong Perkins Hudson LLP, Barristers and Solicitors, from 1998 to July 2002	Director and Corporate Secretary	1993	260,000(4) 55,000(5)
Roderick M. Love(2) Calgary, Alberta	President, Rod Love Consulting Inc., since 1998, specializing in strategic planning in political affairs, communications and organizational change. Chief of Staff to the Premier of Alberta from 1992 to 1998	Director	2001	nil(4) 275,000(5)
Thompson MacDonald(1)(2) (3) Calgary, Alberta	Communications Consultant Consultant in private practice since 1988	Director	1993	nil(4) 80,000 (5)
Angus Michael Roderick Mackenzie(1)(2) Englefield Green, Surrey, U.K.	Directeur-Général and Managing Partner Champagne Jacquesson & Fils, Dizy since 1998 Director, Jefferies Pacific Limited, Hong Kong since 1994 Chairman, Mayfair Cellars Group, London Chairman, Tasmanian Vineyards Pty., Melbourne	Director	2001	200,000 (4) 275,000 (5)
Howard R. Balloch(3) Beijing, China	Former Canadian Ambassador to China, retired July 2001 President of the Canada China Business Council Consultant in private practice	Director Chairman, Oztime Subsidiary	2001	350(4) 275,000(5)
H. Donald Hyde(1)(2)	Chartered accountant Sole practitioner in chartered accounting practice since 1991	Director	2003	Nil 50,000 (5)
Notes:
(1)	Member of the Audit Committee during 2003.

(2)	Member of the Compensation Committee during 2003.

(3)	Member of the Corporate Governance Committee during 2003.

(4)

Represents actual shareholdings. In the case of Mr. Lobsinger, this comprises 550,700 common shares held directly or beneficially by Mr. Lobsinger and 3,575,400 common shares held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger. In the case of Mr. Armstrong’s shareholdings, does not include 10,000 common shares held pursuant to a spousal RRSP.

(5)	Represents common shares reserved for issuance upon exercise of stock options and restricted stock units.

Management Information Circular	Zi Corporation

C.         Appointment of Auditor

The auditor of the Corporation is Deloitte & Touche, Chartered Accountants. Unless directed otherwise by a proxyholder, it is the intention of the management designees, to vote in favour of a resolution appointing Deloitte & Touche as the auditor for the Corporation for the ensuing year and authorizing the directors to fix the compensation of the auditor.

Compensation of directors and executive officers

(All currency amounts are expressed in Canadian dollars unless otherwise stated)

A.         Compensation of Directors

On September 26, 2001, the Board approved compensation of directors, effective January 1, 2002, of US$10,000 per annum, payable in bi-annual instalments on the 1st day of January and July of each year.

The Corporation reimburses all travel and other expenses of directors while conducting business on behalf of the Corporation.

Executive officers of the Corporation, who also act as directors of the Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. (See “Compensation of Executive Officers”.)

During the fiscal period ended December 31, 2003, stock options to purchase 260,000 shares were granted to directors of the Corporation, not including options granted to Michael E. Lobsinger in his capacity as Executive Officer of the Corporation. See “Compensation of Executive Officers” for options granted to Mr. Lobsinger.

B.         Compensation of Executive Officers

1.         Summary Compensation

The following table sets forth, in accordance with the Regulations to the Securities Act (Ontario), a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer and the 4 highest paid executive officers of the Corporation receiving remuneration exceeding $100,000 (collectively, the “Named Executive Officers”).

Summary compensation table

		Annual Compensation(7)			Long-Term Compensation
					Awards		Payouts
					Securities under options/ SARs granted (#)	Restricted shares or restricted share units (#)	LTIP payouts ($CDN)	All other compensation ($CDN)

				Other annual compensation ($CDN)
Name and principal position	Year	Salary ($CDN)	Bonus ($CDN)

Michael E. Lobsinger(1)	2003	496,897	32,413	Note (6)	250,000	128,571	nil	nil
Chairman	2002	505,960	60,000	Note (6)	nil	nil	nil	nil
	2001	456,286	75,000	Note (6)	100,000	nil	nil	nil
Gary Kovacs(2)	2003	304,517	55,531	Note (6)	150,000	8,571	nil	nil
President	2002	353,331	54,963	Note (6)	nil	nil	nil	nil
	2001	365,230	38,727	Note (6)	100,000	nil	nil	nil
Gary Mendel(3)	2003	230,505	52,868	Note (6)	37,500	nil	nil	nil
Vice President, Sales	2002	259,110	39,259	Note (6)	10,000	nil	nil	nil
and Marketing	2001	157,936	nil	Note (6)	60,000	nil	nil	nil
Michael D. Donnell(4)	2003	139,431	nil	Note (6)	740,000	nil	nil	nil
Chief Executive Officer

Management Information Circular	Zi Corporation
		Annual Compensation(7)			Long-Term Compensation
					Awards		Payouts
					Securities under options/ SARs granted (#)	Restricted shares or restricted share units (#)
							LTIP payouts ($CDN)

				Other annual compensation ($CDN)				All other compensation ($CDN)
Name and principal position	Year	Salary ($CDN)	Bonus ($CDN)

Todd Simpson(5)	2003	191,975	25,000	Note (6)	100,000	7,813	nil	nil
Chief Technology	2002	200,000	15,000	Note (6)	nil	nil	nil	nil
Officer	2001	113,808	nil	Note (6)	120,000	nil	nil	nil
Notes:
(1)

On January 1, 2000 Mr. Lobsinger was appointed Chairman and Chief Executive Officer of the Company. On November 19, 2003, Mr Lobsinger resigned as Chief Executive Officer. In 2003, Mr. Lobsinger agreed to defer CDN$220,734 of his 2003 salary, included as part of his annual compensation, payable to him under his employment agreement until December 31, 2006, unless the directors determined to pay it earlier. In 2003, Mr. Lobsinger was awarded a cash bonus of US$25,000 for which payment has been deferred thus far.

(2)	Gary Kovacs was appointed Vice-President, Sales and Marketing on February 21, 2000 and President on October 15, 2000. Mr. Kovacs completed his contract October 15, 2003, and is no longer employed by the Corporation.

(3)	Gary Mendel was appointed Vice President, Sales and Marketing on May 22, 2001.

(4)	Michael Donnell was appointed President and Chief Operating Officer on July 23, 2003 and Chief Executive Officer on November 19, 2003.

(5)	Todd Simpson was appointed Vice President, Product Development on April 23, 2001 and Chief Technology Officer on December 6, 2001. Mr Simpson resigned as Chief Technology Officer on December 12, 2003, and is no longer employed by the Corporation.

(6)	Other annual compensation is less than $50,000 and less than 10% of the salary and bonus of the respective Named Executive Officer.

(7)	For 2003 compensation, all US dollar denominated compensation was converted to Canadian dollars at 1.3970, the average conversion rate for 2003.

2.         Stock Options

The following table sets forth, in accordance with the Regulations to the Securities Act (Ontario), information in respect of all stock options granted to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2003.

Name	Securities under Options/SARs granted (#)	% of total Options/SARs granted to employees in financial year(1)	Exercise or base price ($/Security)	Market value of securities underlying Options/SARs on the date of grant ($/Security)	Expiration date
Michael E. Lobsinger(2)	378,571	16.2%	n/a	n/a	n/a
Gary Kovacs (3)	158,571	6.8%	n/a	n/a	n/a
Gary Mendel(4)	37,500	1.6%	Note (4)	Note (4)	Note (4)
Michael D. Donnell(5)	740,000	31.6%	n/a	n/a	n/a
Todd Simpson(6)	107,813	4.6%	n/a	n/a	n/a
Notes:
(1)	During the fiscal period ended December 31, 2003, stock options and RSU’s exercisable into a total of 2,342,532 common shares were granted to directors, officers, and employees of the Company.

(2)	During the year, the Corporation issued the following stock options and RSU’s to Mr. Lobsinger: options to acquire 50,000 common shares at $4.40 expiring January 1, 2006; options to acquire 100,000 common shares at $2.56 and RSU’s to acquire 28,571 common shares at nil consideration, both expiring April 17, 2008; options to acquire 100,000 common shares at $3.43 and RSU’s to acquire 100,000 common shares at nil consideration, both expiring June 11, 2008. The market value of common shares at the date of the grant was the same as the exercise price for all stock options granted in 2003.

(3)	During the year, the Corporation issued the following stock options and RSU’s to Mr. Kovacs: options to acquire 50,000 common shares at $4.40 expiring January 1, 2006; options to acquire 50,000 common shares at $2.56 and RSU’s to acquire 8,571 common shares at nil consideration, both expiring April 17, 2008; options to acquire 50,000 common shares at $3.43 expiring June 11, 2008.
The market value of common shares at the date of the grant was the same as the exercise price for all stock options granted in 2003.

Management Information Circular	Zi Corporation

(4)	During the year, the Corporation issued the following stock options to Mr. Mendel: options to acquire 12,500 common shares at $2.56 expiring April 17, 2008; options to acquire 25,000 common shares at $3.43 expiring June 11, 2008. The market value of common shares at the date of the grant was the same as the exercise price for all stock options granted in 2003.

(5)	During the year, the Corporation issued the following stock options to Mr. Donnell: options to acquire 250,000 common shares at $4.94 expiring July 24, 2008; options to acquire 490,000 common shares at $3.50 expiring November 17, 2008. The market value of common shares at the date of the grant was the same as the exercise price for all stock options granted in 2003.

(6)	During the year, the Corporation issued the following stock options and RSU’s to Mr. Simpson: options to acquire 50,000 common shares at $2.56 and RSU’s to acquire 7,813 common shares at nil consideration, both expiring April 17, 2008; options to acquire 50,000 common shares at $3.43 expiring June 11, 2008. The market value of common shares at the date of the grant was the same as the exercise price for all stock options granted in 2003.

The following table sets forth, in accordance with the Regulations to the Securities Act (Ontario), information in respect of all stock options and RSU’s which were either exercised or not exercised by the Named Executive Officers during the Corporation’s fiscal year ended December 31, 2003.

Aggregated Option/SAR and RSU exercises during the most recently completed financial year and financial year end option/SAR values

Name	Securities acquired on exercise (#)	Aggregate value realized(1) ($)	Unexercised Options/SARS/RSU’s as at December 31, 2003 exercisable/ unexercisable (#)		Value of unexercised in- the-Money Options/SARs/RSU’s at December 31, 2003(2) exercisable/ unexercisable ($)
Michael E. Lobsinger	nil	nil	Exercisable Unexercisable	1,328,571 nil	Exercisable Unexercisable	1,156,784 nil
Gary Kovacs	33,571	77,356	Exercisable Unexercisable	455,000 nil	Exercisable Unexercisable	nil nil
Gary Mendel	nil	nil	Exercisable Unexercisable	107,500 nil	Exercisable Unexercisable	8,375 nil
Michael D. Donnell	nil	nil	Exercisable Unexercisable	83,333 656,667	Exercisable Unexercisable	nil nil
Todd Simpson	36,813	34,868	Exercisable Unexercisable	191,000 nil	Exercisable Unexercisable	14,070 nil
Notes:
(1)	The aggregate of the difference between the market value of the underlying securities at the time of exercise and the exercise price.

(2)	“In-the-money” options refer to those options in respect of which the market value of the underlying security as at the financial year end, exceeds the exercise or base price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2003 and the exercise price.

3.         Long-term Incentive Plans

The Corporation currently has no long-term incentive plans, other than stock options granted from time to time by the Board under the provisions of the Corporation’s incentive share option plans.

4.         Stock Appreciation Rights and Restricted Shares

No stock appreciation rights were granted by the Company to the Named Executive Officers of the Company during the last fiscal year ended December 31, 2003 or since incorporation. In 2003, 162,532 RSU’s were granted and issued, in respect of compensation, without performance criteria attached and at no cost to the grantee.

5.         Stock Option and SAR Repricing

No repricing took place during the last fiscal year ended December 31, 2003 with respect to stock options held by the Named Executive Officers.

Management Information Circular	Zi Corporation

6.         Pension and Retirement Plans and Payments made upon Termination of Employment

The Corporation does not have any pension or retirement plan which is applicable to the Named Executive Officers other than as described below. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person other than as described in the succeeding paragraph and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with any person who now acts as a Named Executive Officer resulting from the resignation, retirement or the termination of employment of such person other than as described in Section 7 below and in the succeeding paragraph.

During the preceding fiscal year, the Corporation provided compensation to Gary Kovacs, former President of the Corporation, on the termination of his employment. He received his regular compensation until the October 15, 2003 termination date of his contract and was paid on that date an amount of US$13,702 for unused vacation and a payment of US$39,750. Zi Corporation of America, Inc. (“Zi America”) has established a 401(k) plan for its employees. Two of the Named Executive Officers, Gary Kovacs and Gary Mendel, were eligible to participate in this 401(k) plan, but Mr. Kovacs is no longer employed by the Corporation or Zi America. No contributions have been made by Zi America.

7.         Employment Contracts

The Corporation entered into an employment agreement with Michael E. Lobsinger dated December 31, 1999 for a term that commenced on January 1, 2000 and ended on December 31, 2002. The agreement provided for an automatic renewal for a further three years on the same terms and conditions except for remuneration which is to be renegotiated. Mr. Lobsinger was appointed Chairman of the Board of the Corporation and Chief Executive Officer. The terms of the agreement provided that Mr. Lobsinger be paid an amount equal to US$300,000 per annum plus transportation and travel allowances. Effective May 1, 2003, Mr. Lobsinger agreed to defer each month two-thirds of his remuneration until a later date, and the Corporation ceased paying Mr. Lobsinger the full amount of his salary. Effective November 20, 2003 Mr. Lobsinger and the Corporation agreed that the positions of Chairman of the Board and Chief Executive Officer would be separated, such that Mr. Lobsinger would no longer be Chief Executive Officer of the Corporation but would remain as Chairman of the Board. The Corporation and Mr. Lobsinger entered into an Amending Agreement in March, 2004 that amended the terms of his employment agreement effective November 20 , 2003 (the “Amending Agreement”). (Mr. Donnell became Chief Executive Officer of the Corporation on that date). Mr. Lobsinger agreed to amend the terms of his employment to reduce his salary to an annual compensation of CDN$225,000 per year effective November 20, 2003. In addition, as of November 20, 2003, Mr. Lobsinger had deferred CDN$240,340 in salary payable to him under his employment agreement, which he agreed to further defer until December 31, 2006, unless the directors determine to pay it earlier. Mr. Lobsinger agreed to forego any additional options that he would have been entitled to under his existing employment agreement, and instead the Corporation agreed to currently issue to him 400,000 options and 250,000 RSU’s. Although his salary was fixed at CDN$225,000 per annum, he continues to defer a portion of his salary. Under the Amending Agreement, following a change of control Mr. Lobsinger has the right, exercisable within 60 days of a change of control, to consider his employment to have been terminated. In the event the Corporation terminates Mr. Lobsinger’s employment (or Mr. Lobsinger elects to treat his employment as terminated on a change of control) the Corporation is required to pay him an amount equal to three times his current annual salary and at Mr. Lobsinger’s discretion, an amount equal to the difference between the fair market value of all options, whether vested or not, and the exercise price. In addition, any salary amounts deferred by Mr. Lobsinger as of the date of his termination becomes payable upon such termination.

The Corporation entered into an employment agreement with Gary Kovacs effective February 21, 2000 for a term to February 21, 2003. Mr. Kovacs was appointed Vice-President Sales and Marketing, based in San Francisco, California. The terms of the agreement provided that Mr. Kovacs be paid US$160,000 per annum. In the event of a change of control of the Corporation, all options would vest immediately. Mr. Kovacs was required to execute a Confidentiality and Non-Competition agreement. Effective October 15, 2000 the above agreement was amended to appoint Mr. Kovacs President of the Corporation, increase his annual salary to US$225,000 and provide a monthly transportation allowance of US$750, extend the term to October 15, 2003, provide for a bonus of up to 50% of annual salary, payable in cash and/or options, based upon the performance of mutually agreed milestones, and,

Management Information Circular	Zi Corporation

subject to regulatory approvals, to grant Mr. Kovacs stock options, as detailed below, to purchase common shares in the capital of the Corporation at a price equal to the market price of the Corporation’s shares on the Toronto Stock Exchange on the date preceding the date of the grant. Effective October 1, 2000 Mr. Kovacs was granted 200,000 options for a five year term. The amendment provides for the following additional grants: effective January 1, 2001, 50,000 options; effective January 1, 2002, 50,000 options; effective January 1, 2003, 50,000 options. The Corporation and Mr. Kovacs did not renew his contract at October 15, 2003, and Mr. Kovacs left the employ of the Corporation on that date.

The Corporation entered into an employment agreement with Gary Mendel effective May 22, 2001. Mr. Mendel was appointed Vice President, Sales and Marketing of the Corporation. The terms of the agreement provided that Mr. Mendel be paid US$165,000 per annum and provide for a bonus of up to 50% of annual salary based upon the performance of mutually agreed milestones, payable in cash or stock options as follows: 50% to be paid in cash or options at the discretion of the employee and 50% at the discretion of the reporting manager. The bonus will be payable bi-annually. Options will be valued based on current pricing models. The Corporation agreed, subject to regulatory approvals, to grant Mr. Mendel stock options to purchase 60,000 common shares in the capital of the Corporation. The Corporation may terminate Mr. Mendel’s employment upon 90 days’ written notice, or payment of three months base salary. In the event of a change of control of the Corporation, Mr. Mendel may, at his discretion, terminate the agreement. In addition, his options will all become immediately exercisable and he will have 90 days to exercise those options. Mr. Mendel was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Todd Simpson effective April 23, 2001. Mr. Simpson was appointed Vice-President, Product Development. The terms of the agreement provided that Mr. Simpson be paid CDN$165,000 per annum. The Corporation agreed, subject to regulatory approvals, to grant Mr. Simpson stock options to purchase 30,000 common shares in the capital of the Corporation and upon completion of the first three months of employment, to grant additional stock options to purchase 30,000 common shares in the capital of the Corporation. Mr. Simpson was required to execute a Confidentiality and Non-Competition agreement. Effective December 6, 2001 the above agreement was amended to appoint Mr. Simpson Chief Technology Officer of the Corporation, increase his annual salary to CDN$200,000, provide for a term to December 6, 2004, provide for a bonus of up to 50% of annual salary, payable in cash and/or options, based upon the performance of mutually agreed milestones, and, subject to regulatory approvals, to grant Mr. Simpson 60,000 options to purchase common shares in the capital of the Corporation at a price equal to the market price on the date preceding the date of the grant. On December 15, 2003, Mr. Simpson resigned his position from the Corporation. Upon leaving the Company, Mr Simpson received a final payment of $25,769.

The Corporation entered into an employment agreement with Michael D. Donnell on July 23, 2003 pursuant to which Mr. Donnell was appointed President and Chief Operating Officer of the Corporation. The terms of the agreement provided for Mr. Donnell to be paid US$225,000 per annum. The Corporation may terminate Mr. Donnell’s employment upon payment of three month’s salary. The Corporation agreed, subject to regulatory approvals, to grant Mr. Donnell stock options to purchase 250,000 common shares in the capital of the Corporation. On November 23, Mr. Donnell was appointed Chief Executive Office at which time he was awarded 490,000 options to purchase shares of the Corporation and his salary increased to US$300,000 per annum. Mr. Donnell has agreed to defer a portion of the increase in salary to be paid at a later date, with no terms of repayment having been fixed. Pursuant to Mr. Donnell’s employment contract, in the event of a change of control of the Corporation all of his options would vest immediately. Mr. Donnell was required to execute a Confidentiality and Non-Competition agreement.

C.         Plans and Share Options

The Corporation currently has in effect 1993, 1995, 1996, 1998 and 1999 Incentive Share Option Plans for its directors, officers, employees and consultants pursuant to which 11,615,000 common shares were reserved for issuance.

The following summarizes stock option plan activity during the fiscal years ending December 31, 2001, 2002 and 2003:

Management Information Circular	Zi Corporation
	2003	2002	2001
Options outstanding, beginning of year	5,135,700	5,874,852	5,486,151
Granted	2,342,532	306,666	1,893,498
Cancelled	(1,667,701)	(741,218)	(976,114)
Exercised	(335,627)	(304,600)	(528,683)
Options outstanding, end of year	5,474,904	5,135,700	5,874,852

D.         Other Compensation

During the Corporation’s fiscal year ended December 31, 2003, the Corporation accrued and/or paid legal fees to a law firm of which one of the directors of the Corporation was a partner amounting, in the aggregate, to $154,569.

A management fee was paid by the Corporation to a consulting firm owned by a director amounting to $166,773 during the fiscal year ended December 31, 2003.

The Corporation has set forth herein all required disclosure of additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

E.         Composition of Compensation Committee

The Compensation Committee consists of Michael MacKenzie (chairman), Thompson MacDonald and Rod Love. None of the members of the Compensation Committee is, or was formerly, an officer or employee of the Corporation or any of its subsidiaries.

F.         Report on Executive Compensation

The Compensation Committee reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of the Corporation. It is also responsible for evaluating the Chairman and Chief Executive Officer’s performance and fixing their compensation. The Compensation Committee consists of outside directors who report to the Board, which in turn gives final approval to compensation matters.

1.         Policies of the Compensation Committee

Under the direction of the Compensation Committee, the Corporation is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the operations, finances and assets of the Corporation. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of the Corporation’s executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options and non-cash compensation, such as restricted stock units (“RSU’s”).

2.         Base Salaries and Annual Cash Incentives

In connection with determining base salaries, the Corporation maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. Because of the Corporation’s lean organizational structure and involvement in the international arena, the Compensation Committee’s goal is to provide base salaries for its top performing employees that are competitive with the Corporation’s peers and which also recognizes the differentials from such peers. The Committee references outside data consisting of management compensation surveys and reports compiled by such organizations as Korn-Ferry International Consultants, The Wynford Group Management Consulting, Haygroup Ltd., Watson Wyatt, Western Compensation and Benefits Consultants and KPMG LLP, and compared the base salaries of the Corporation’s executive officers with compensation data for comparable organizations available from such surveys and reports.

Management Information Circular	Zi Corporation

Annual cash incentive awards are given pursuant to an Incentive Compensation Plan, approved by the Board. Participation is determined according to job level and is intended to reward those individuals who have had, and will have a significant impact on business results. The total amount of cash available for annual incentive awards is determined by the Compensation Committee by evaluating a combination of financial and non-financial criteria, including net income/operating profit, cash flow, net asset value growth and achievement of specific strategic goals. Individual target award levels increase in relation to job responsibilities so that the ratio of at-risk versus fixed compensation is greater for higher levels of management. Individual awards are intended to reflect a combination of personal, business unit and total company performance. In 2003, the Board approved $125,000 in cash bonuses to be paid to five executives in respect of 2002. Portions of these cash bonus amounts were deferred during 2003 but as of the Effective Date are all paid except for one. As of the Effective Date, no bonuses have been approved for executives for 2003. In determining bonuses, the Committee considers profitability, as well as development growth, sales and customer growth, implementation of Zi product to its customers and individual effort in overall corporate development.

3.         Stock and Long-Term Incentives

The Board believes that employees should have a stake in the future of the Corporation and that their interest should be aligned with the interest of the Corporation’s stockholders. To this end, the Committee selects those executives and key employees whose decisions and actions can most directly impact business results to participate in the Stock Option Plans. Under the Stock Option Plans, officers and key employees who are selected to participate are eligible to receive stock options that may be granted subject to a vesting period determined by the Corporation and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options and RSU’s are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees. No RSU’s have been issued as at the Effective Date in respect of 2003 incentive compensation.

G.         Performance Graphs

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years of the common shares of the Corporation (assuming a $100 investment was made on December 31, 1998) with the cumulative total return of the Toronto Stock Exchange 300 Composite Index, assuming reinvestment of dividends.

Comparison of cumulative return of TSE 300 Composite Index and Zi Corporation

	1998	1999	2000	2001	2002	2003
Zi Corporation	100	98.04	311.76	325.10	172.55	126.67
TSE 300	100	129.61	136.85	118.33	101.98	126.75

Management Information Circular	Zi Corporation

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years of the common shares of the Corporation (assuming a US$100 investment was made on December 31, 1998) with the cumulative total return on the NASDAQ Stock MarketTM Composite Index in the United States, assuming reinvestment of dividends.

Comparison of cumulative return of NASDAQ Composite Index and Zi Corporation

	1998	1999	2000	2001	2002	2003
Zi Corporation	100	888.55	317.47	313.25	171.69	149.40
NASDAQ	100	184.11	116.65	90.63	60.91	91.37

H.         Corporate Governance

The Corporation’s Board considers corporate governance to be central to the effective and efficient operation of the Corporation and has assigned the ongoing responsibility for matters relating to corporate governance to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee consists of three members of the Board: Derrick R. Armstrong (Chairman), Thompson MacDonald and Howard Balloch. The Board will continue to assess its corporate governance methods as part of its commitment to ensuring effective corporate governance.

The Toronto Stock Exchange (“TSX”) has adopted a series of guidelines (the “TSX Guidelines”) for effective corporate governance and requires all TSX listed companies to disclose on an annual basis their approach to corporate governance. In particular, a TSX listed company should describe its system of corporate governance and compare its practices to the TSX Guidelines The Corporation’s shares also are quoted on NASDAQ and, although the Corporation is considered a foreign private issuer and therefore not required to make the same filings as United States companies, it is subject to some of the provisions of the Sarbanes Oxley Act of 2002 (“SOX”). Additionally, NASDAQ has recently approved new corporate governance rules (“NASDAQ rules”) that will take effect for foreign private issuers in the future. Some of these NASDAQ rules are addressed by the Corporation in this Circular. The Corporation took two significant steps toward improved corporate governance in 2003. Firstly, Mr. Donald Hyde, a practicing chartered accountant, was nominated for election, and duly elected by the shareholders as a board member. Mr. Hyde brings a high level of accounting knowledge and experience to the Board. Mr. Hyde assumed the role of chairman of the Audit Committee and sits as a member of the Compensation Committee. By replacing Derrick Armstrong, all members of the Audit Committee may now be considered unrelated and independent. Secondly, in November, 2003, the Corporation separated the roles of chairman of the board and chief executive officer by elevating Mr. Michael D. Donnell to the position of chief executive officer. Mr. Donnell was hired earlier in the year as President. Mr. Lobsinger now serves only as chairman of the board, at a reduced annual remuneration. The Corporation’s approach to corporate governance with reference to the TSX Guidelines currently in place is set out in a summary form below:

Management Information Circular	Zi Corporation

I.         The Board should assume responsibility for stewardship of the Corporation including:

The Board assumes responsibility for stewardship of the Corporation by overseeing the operation of the business and supervising management.

The Board has recently adopted a Code of Business Conduct and Ethics, and expects directors, officers and all employees to become familiar with the ethical standards described in the Code and adhere to such standards. A copy of the Code is expected to be posted on the Corporation’s website in the near future at www.zicorp.com.

a. Adoption of a strategic planning process:

The Chief Executive Officer (“CEO”) and his management team, in conjunction with the Board, formulate the mission, strategies and policies of the Corporation and present them to the Board for approval. The Board considers these matters at regularly scheduled meetings set at the start of each fiscal year and scheduled to occur at least quarterly. The Board considers the information presented by management and, if appropriate, approves the strategies of the Corporation, and the policies within which it is managed. The Board also oversees the operation of the business and supervises, monitors and evaluates management performance. Reciprocally, the CEO is required to keep the Board fully informed of the progress of the Corporation towards the achievement of its objectives and of all material deviations from the goals, objectives and policies established by the Board in a timely and candid manner.

The Board held four formal meetings in 2003, all held in Calgary, Alberta, and all members attended all board meetings except that Mr. Love was absent for one meeting. In addition, the Chairman of the Board initiated several “round robin” telephone calls to Board members to inform them of and discuss corporate events between formal meetings. The Board acts in accordance with the requirements of corporate law, the Corporation’s articles and by-laws, the Corporation’s code of business conduct and ethics, charters of the Board’s committees, and all other applicable laws and company policies.

b. Identification of principal risks and implementation of systems to manage these risks:

The Board periodically reviews the Corporation’s principal risks and management’s recommendations for managing these risks. At each Board meeting, management and the directors also review operations, which includes issues relating to risk. Principal risks of the Corporation include intellectual property issues, foreign operations and competitive risks. The Audit Committee addresses risk areas with both the Chief Financial Officer (“CFO”) and external auditors.

c. Succession planning, including appointing, training and monitoring senior management:

The Board takes responsibility for and regularly reviews organizational structure and succession planning matters including the appointment, training and monitoring of senior management. All senior management appointments are undertaken either with the approval of the entire Board or with input from some of the unrelated directors. The Board encourages senior management to improve other skills by participating in personal development activities and supports management’s commitment to training of the Corporation’s employees. In view of its size and stage of development, the Board does not see a need for a formal succession plan.

d. Communications policy:

The Corporation has adopted a communications policy dealing with public disclosure and shareholder communication.

The Corporation maintains an open dialogue with all shareholders, both institutional and individual, members of the public and shareholders can contact the Corporation by telephone or email. It is part of the duties of both the CEO and the CFO of the Corporation to respond to any inquiries from shareholders. The Corporation maintains an investor relations function to communicate with shareholders and the public generally, and holds quarterly conference calls open to shareholders and the public. It regularly posts information on the Corporation’s activities on its website.

Management Information Circular	Zi Corporation

Security holders may communicate with the Board by contacting the investor relations person at the Corporation’s head office. All such communications that are addressed to the Board’s attention will be forwarded to the Board except communications that are deemed related to the Corporation’s products or services, are solicitations, or relate to improper or irrelevant topics.

e. Integrity of internal control and management information systems.

The Board assumes responsibilities for putting in place appropriate internal control and management information systems. The Audit Committee regularly reviews internal control systems with senior management and periodically reviews internal control systems with the auditors of the Corporation. The integrity of the management information system is monitored by senior management and is reviewed annually with both the Audit Committee and external auditors and the results reported to the Board.

II.

A majority of the directors should be “unrelated” and free from conflicting interest. Where there is a significant shareholder there should also be a number of directors unrelated to the significant shareholder that reflects the share of the Corporation held by other shareholders.

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III.

The Board is responsible for applying the definition of “unrelated director” to the circumstances of its individual directors, and to disclose annually whether Guideline 2 has been met and the principles supporting that conclusion.

The Board has considered, with respect to each director, his independence in relation to management to determine if a Board member is unrelated. The Corporation also determines, not only if a Board member is unrelated, but also whether such member is “independent” of any interest or relationship with the Corporation. A majority of the Board are considered unrelated and independent.

The Corporation’s Board in fiscal year 2003 was comprised of seven members. Four of the Board clearly qualified as unrelated directors by virtue of their independence from management or any interest, business or other relationship that could materially interfere with the directors’ ability to act in the best interests of the Corporation. The Corporation’s only director that is clearly related is Mr. Lobsinger who, as chairman of the board, still maintains an office at the Corporation’s head office and is paid a monthly remuneration. None of the other directors work day to day for the Corporation and all hold separate, full time positions with other entities. Mr. Armstrong (Director and Corporate Secretary) is a partner of Borden Ladner Gervais LLP, Barristers and Solicitors, which provides some of the Corporation’s legal services, particularly in the areas of corporate and Canadian securities matters and therefore he is not considered to be independent. Mr. Armstrong serves as a director and chairman of the Corporate Governance Committees of two other public companies. Mr. Balloch was an independent director when he joined the Board in August, 2001. He has extensive experience in international relations, having been formerly Canada’s ambassador to China. He began acting as a consultant to Beijing Oztime Education & Network Technology Co., Ltd., one of the Corporation’s subsidiaries, and is therefore no longer considered independent. Messrs, Hyde, MacDonald, Mackenzie and Love are each considered independent and unrelated directors. Mr. Hyde is a practicing chartered accountant with his own private practice. Mr. MacDonald is a consultant, the chairman of the board of ENMAX Corporation, Southern Alberta’s dominant electricity distributor and retailer, serves as a member of their Corporate Governance and Human Resources Committees, and has formerly served as a board member of the Canadian Broadcasting Corporation from 1993 to 2000. His experience in corporate governance matters with larger entities has been of particular benefit to the Corporation. Mr. Mackenzie has extensive experience in operating his own international business and has also been a director of an investment banking business. Mr. Love brings to the Board considerable experience in strategic planning in political affairs and communications. The Board is satisfied that it fairly represents the interests of minority shareholders. In accordance with the NASDAQ rules, the independent directors will be required to meet at least twice per year in executive session. More information about each Board member can be found under “Particulars of matters to be acted upon - B. Election of Directors.” The Corporation currently has one significant shareholder. None of the directors have any relationship with that shareholder. See “Voting shares and principal holders thereof”.

Management Information Circular	Zi Corporation

IV.

The Board should appoint a committee of directors composed exclusively of outside, i.e., not management directors, a majority of whom are unrelated directors with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

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The Board should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors. This process should be carried out by the nominating committee or other appropriate committees.

Annually, in conjunction with the CEO, the Board as a whole, has taken the responsibility for reviewing the skills and experience represented on the Board in light of the strategic direction of the Corporation, for the purpose of:

  determining the criteria that the Board should consider when appointing directors;

  to appoint, determine the composition of, and set the mandate for committees of the Board;

  to assess the effectiveness of the Board as a whole, its committees and the contribution of each individual director; and

  to provide, with the assistance of management an orientation program for new directors and an ongoing development program for existing directors aimed at increasing the director’s familiarity with the organization, its industry, and their unique responsibilities as directors of the Corporation.

The Corporation has recently expanded the role of the Corporate Governance Committee, and designates that Committee as the Corporate Governance and Nominating Committee. That Committee proposes nominees to the full Board, and assesses directors on an on-going basis. In accordance with the NASDAQ rules, new directors will be approved by the independent directors. All new recruits to the Board are provided with comprehensive background documentation with respect to the Corporation’s business and meet with senior management to discuss the Corporation’s affairs and to give the new director an opportunity to ask questions. For a discussion on the Corporate Governance and Nominating Committee, see item IX below.

The Board has, for the first time, adopted by resolution the use of evaluation forms to be completed by each director for the purpose of evaluating annually the effectiveness of the Board as a whole, and board members individually. The criteria for evaluation were established by the Corporate Governance and Nominating Committee It has also prepared a form for evaluating the Chairman of the Board. The Board members provide their evaluation of the Chairman of the Board to the chairman of the Corporate Governance and Nominating Committee, who compiles the results and provides feedback to the Chairman of the Board. Each Board member provides his evaluation of the Board’s effectiveness as a whole, and each Board member, to the Chairman of the Board, who discusses the results with the Chairman of the Corporate Governance Committee. Following that discussion, the Chairman of the Board will provide feedback to each Board member on how his peers view his performance with a view to improving individual director performance.

VI.	The Corporation should provide an education and orientation program for new recruits to the Board.

In conjunction with the Chairman of the Board, the Board provides an informal orientation program for new directors and an on-going development program for existing directors aimed at increasing the directors’ familiarity with the organization, its industry and their unique responsibilities as directors of the Corporation. Each Board member receives a Policy book containing the Policies and Charters of the Corporation. The Board meets regularly with management in order to facilitate this increased familiarity with the organization, and all new recruits to the Board are provided with comprehensive background documentation and meet directly with senior management to discuss the Corporation’s affairs.

Management Information Circular	Zi Corporation

VII.

Every Board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making.

The Board has reviewed its size and composition and has concluded that the constitution of the Board is appropriate given the size of the Corporation, its stage of development, and the committee structure currently in place. There are seven board members, which the Board believes is the appropriate size.

VIII.	The Board should review the adequacy and form of the compensation of directors to ensure that it reflects the responsibilities and risks involved.

The Compensation Committee reviews and recommends the remuneration of directors to the Board for approval. The Compensation Committee considers time commitment, comparative fees in the industry and responsibilities in determining remuneration. All directors are paid an annual fixed remuneration amount for directors meetings and committee meetings. The current fee structure was set effective January 1, 2002, and has not changed since that date. Directors are encouraged to own shares in the Corporation, but are not required to do so. Directors have been issued options, but recently the number of options issued to directors has been reduced both individually and in the aggregate. Directors Compensation is described under “Compensation of Directors” and their share and option position under “B. Election of Directors”.

IX.

Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated, although some committees, such as the executive committee, may include inside directors, i.e., officers or employees of the Corporation or its affiliates.

The Board has appointed three committees:

a. the Audit Committee;

b. the Compensation Committee:

c. Corporate Governance and Nominating Committee.

The following is a description of each committee:

The Audit Committee

The Audit Committee consists of three members. Mr. Donald Hyde, who is a chartered accountant in private practice, joined the Board in June, 2003 and was immediately appointed Chairman of the Audit Committee. Mr. Hyde was specifically recruited to the Corporation’s Board of Directors for his financial and accounting skills. Other members of the Audit Committee are Thompson MacDonald and Michael McKenzie, both of whom have public company experience and are considered financially literate. All members of the Audit Committee are outside and unrelated directors and independent from any interest in the Corporation. The Committee met four times in 2003 and all members attended all of the meetings.

The Corporation adopted an Audit Committee charter in June, 2000. The stated purpose of the Audit Committee is to serve as an independent and objective party to monitor the integrity of the Corporation’s financial reporting process and system of internal controls, to review, appraise and monitor the independence and performance of the Corporation’s independent auditors and to provide an avenue for open communication among the independent auditors, management and the Board of Directors. All members of the Audit Committee must have a basic understanding of finance and accounting and must be able to read and understand fundamental financial statements. In addition, the Audit Committee reviews the independence and performance of its auditors and approves the fees and other significant compensation to be paid to the independent auditors. The Audit Committee has direct access to the independent auditors at all times and has the ability to retain, at the Corporation’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties. The Corporate Governance and Nominating Committee has been asked to review and update the Audit Committee’s Charter in response to

Management Information Circular	Zi Corporation

the recent introduction of MultiLateral Instrument 52-110 and the new NASDAQ rules, in order to effect compliance with such new requirements by the appropriate effective date.

Corporate Governance and Nominating Committee

This Committee has three members. Derrick Armstrong, who is the Chairman of the Committee, Thompson MacDonald and Howard Balloch. The Corporation had adopted a charter for this committee, but it is not yet available on its website. Pursuant to its charter, the Corporate Governance and Nominating Committee takes responsibility for preparing the disclosure in the Information Circular concerning corporate governance, and for developing and monitoring the Corporation's general approach to corporate governance issues as they arise. It also assumes responsibility for assessing current members and nominating new members to the Board of Directors and ensuring that all board members are informed of and are aware of their duties and responsibilities as a director of the Corporation. The Corporate Governance and Nominating Committee takes responsibility for the adoption of adequate policies and procedures to allow the Corporation to meet its continuous disclosure requirements, manage the principal risks of the Corporation, review the strategic plan on a timely basis, develop and monitor corporate policies relating to trading in securities, ensuring the Board annually reviews organizational structure and succession planning, reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causes the Board to annually review its definition of an unrelated director. The Committee met formally one time in 2003 and, in view of its size, communicated informally from time to time. Only one of the members of the Corporate Governance Committee, Mr. MacDonald, is clearly unrelated and independent from management. However, the Board considers both Mr. Armstrong and Mr. Balloch effective members of the Corporate Governance Committee notwithstanding that they are not considered independent. Mr. Armstrong is a securities lawyer experienced in corporate governance matters, and Mr. Balloch has served in positions of public trust in the past as Canada's former ambassador to China which requires him to be knowledgeable about and adhere to the highest ethical standards in international dealings.

Compensation Committee

The Compensation Committee consists of Michael McKenzie, as Chairman, Rod Love and Donald Hyde. All three members are considered unrelated and independent directors. Under its charter, the Compensation Committee is responsible for reviewing management prepared policies and recommending to the Board of Directors on compensation policies and guidelines for seasoned senior officers and management personnel, corporate benefits, incentive plans, evaluation of the performance and compensation of the Chief Executive Officer and other senior management, compensation level for members of the Board of Directors and committee members, a succession plan for the Chief Executive Officer and key employees of the Corporation and any material changes in human resources policy, procedure, remuneration and benefits.

X.

The Board should assume responsibility, or assign responsibility to a committee of directors for developing the Corporation's approach to governance issues and for the Corporation's response to these guidelines.

The Corporation has established a Corporate Governance and Nominating Committee which develops the Corporation's approach to governance issues. The Corporate Governance and Nominating Committee also monitors compliance with and considers additions to and amendments of the Corporation's governance policies. For more discussion on the mandate of the Corporate Governance and Nominating Committee, see Item IX directly above.

XI.

The Board, together with the CEO, should develop position descriptions for the Board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve, or develop with the CEO, the CEO's objectives.

The approved strategies and policies set forth the objectives of the Corporation which the CEO is responsible for meeting, and define the limits to management's responsibilities. Any issues that arise that may lead to a variance from the approved plans are subject to approval by the Board. In addition, any

Management Information Circular	Zi Corporation

major capital expenditures, acquisitions, divestitures or other material transactions, whether or not specifically set forth in the annual business plan, are subject to Board approval.

The Board has the responsibility:

  to ensure the Board receives the information which allows it to monitor the Corporation’s progress;

  to review progress with respect to the achievement of the goals established and to initiate corrective action through management if required;

  to approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;

  to direct management to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

  to appoint the CEO and ensure development and succession plans for management are in place.

XII.

Every Board should have the appropriate structures and procedures to ensure that the Board can function independently of management. This may be accomplished by separating the functions of CEO and Chairman of the Board or by other means.

Mr. Lobsinger held the offices of both Chairman and CEO until November 20, 2003. On that date the function of Chairman and CEO were separated when Mr. Donnell was appointed CEO. The Board is satisfied that it operates independent of management because the majority of directors are clearly unrelated and independent from management. The Compensation Committee and Audit Committee currently are comprised entirely of unrelated and independent directors. While the Corporate Governance and Nominating Committee has two of three members that cannot be considered unrelated, the Board believes each of the members has the highest ethical standards and excellent credentials to serve on a Corporate Governance Committee. Each of the Committees holds meetings independent of management. The Audit Committee meets at least four times per year, and at each meeting meets with the auditors independent of management. For a further discussion on the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, see Item IX above.

XIII.

The Audit Committee of the Board should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be specifically defined. The Audit Committee should have direct communication channels with external and internal auditors. The Audit Committee should ensure that management has fulfilled its obligation to design and implement an effective system of internal control.

The Audit Committee is composed solely of outside and independent directors. The Audit Committee is generally mandated to oversee audit functions and the preparation of financial statements, review news releases on financial results, meet with outside auditors independently of management, and oversee management to ensure that effective systems of internal controls have been designed and implemented. The Board has adopted an Audit Committee Charter which was constructed in accordance with the NASDAQ requirements. The Corporation does not have internal auditors. For a further discussion on the Audit Committee, see Item IX above. For a discussion on the status of each Board member as related or unrelated refer to items II and III above.

XIV.	The Board should enable directors to engage outside advisors at the expense of the Corporation when appropriate, subject to the approval of a Board Committee.

Individual directors may engage independent outside advisors in appropriate circumstances, at the expense of the Corporation, subject to approval by the Corporate Governance and Nominating Committee. The Audit Committee has also been specifically given this ability in its charter, which may be undertaken without the approval of the Corporate Governance and Nominating Committee.

Management Information Circular	Zi Corporation

Indebtedness of directors and officers

No director, executive officer, senior officer or any of their respective associates or affiliates or any proposed nominee director is or has been at any time since the beginning of the last completed fiscal year indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

Interest of insiders in material transactions and matters to be acted upon

Other than as described in the succeeding paragraph or as previously disclosed, the Corporation is not aware of any other material transaction involving any director, executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing.

In 2003, Quarry Bay Investments Inc. (“Quarry Bay”), a privately held Alberta corporation, wholly owned by Michael Lobsinger, Chairman of the Corporation, pledged 3,000,000 common shares held by Quarry Bay in the capital of the Corporation and provided a Limited Recourse Guarantee in favour of Quest Investment Corporation as partial security for a loan financing in the amount of US$3,300,000. The legal expenses of Quarry Bay in issuing such guarantee and share pledge in support of this loan financing have been reimbursed by the Corporation and Michael Lobsinger was indemnified by the Corporation for the full amount of this share pledge. The loan financing from Quest Investment Corporation was repaid in 2003.

Other than as set forth herein or as previously disclosed, the Corporation is not aware of any other material interest of any director, executive officer, proposed nominee for election as a director or any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting.

Management Information Circular	Zi Corporation

General

Except as otherwise set forth herein, all matters to be brought before the Meeting require, for the passing of same, a simple majority of the votes cast at the Meeting by the holders of common shares.

The contents and the sending of this Management Information Circular have been approved by the Board. All directors and management have advised that they intend to vote in favour of each of the resolutions to be presented at the Meeting.

Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at the City of Calgary, in the Province of Alberta, effective this 15th day of April, 2004.

“signed”	“signed”
Mike Donnell	Dale Kearns
Chief Executive Officer	Chief Financial Officer

Management Information Circular	Zi Corporation

Phone: (403) 233-8875
Fax: (403) 233-8878
www.zicorp.com